Exhibit 99.3.2

CONVERSION VALUATION UPDATE REPORT

Prepared for:

Edgewater Bancorp, Inc.

St. Joseph, Michigan

As Of:

November 6, 2013

Prepared By:

Keller & Company, Inc.

555 Metro Place North

Suite 524

Dublin, Ohio 43017

(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION UPDATE REPORT

Prepared for:

Edgewater Bancorp, Inc.

St. Joseph, Michigan

As Of:

November 6, 2013

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426        (614) 766-1459 FAX

November 6, 2013

Board of Directors

Edgewater Bank

Edgewater Bancorp, Inc.

321 Main Street

St. Joseph, Michigan 49085

To the Board:

We hereby submit a Valuation Appraisal Update (“Update”) as of November 6, 2013,  to our original Conversion Valuation Appraisal Report as of August 15, 2013 (“Original Appraisal”), in recognition of Edgewater Bank’s current financials as of September 30, 2013, and recent developments, specifically relating to the Bank’s announcement of the sale of its branch office in Decatur, Michigan.  This Update reflects an update to the pro forma market value of the to-be-issued stock of the Edgewater Bancorp, Inc. (the “Corporation”), which is the holding company of Edgewater, St. Joseph, Michigan.  Such stock is to be issued by Edgewater in connection with the application by the Corporation to complete a stock offering, with the Corporation to own 100 percent of the Bank.  This Update was prepared after a review of the Original Appraisal and is being submitted to the Federal Reserve Board and to the Office of the Comptroller of the Currency as an update of the Original Appraisal.

Our preparation of this Update has included conversations with the management of Edgewater, the law firm of Luse, Gorman, Pomerenk and Schick, PC and the investment banking firm of Sterne Agee.  As in the preparation of the Original Appraisal, we believe the data and information used herein are accurate and reliable, but we cannot guarantee the accuracy of such data.

In preparing this Update, we have given consideration to the change in Edgewater’s financial condition from June 30, 2013, to September 30, 2013, and the change in the Bank’s earnings for the twelve months ended September 30, 2013, relative to the Bank’s earnings for the twelve months ended June 30, 2013.

The comparable group in this Update has not changed from the Original Valuation.  The comparable group was screened to eliminate any institutions involved in merger/acquisition activities, but none of the comparable group institutions was eliminated due to such involvement.  Further investigation into merger/acquisition activity involving publicly traded thrift institutions in Edgewater’s city, county and market area revealed no institutions involved in such activity.  Due to the fact that new financials as of September 30, 2013, were not yet available for the comparable group, the comparable group reflects the same financials and financial ratios as well as pricing ratios as were shown in the Original Valuation.

The financial position of Edgewater has experienced a moderate decrease in its earnings position, due to higher losses in the three months ended September 30, 2013, and a moderate decrease in its equity level and tangible equity level at September 30, 2013, relative to June 30, 2013.  The Bank had a net loss of $672,000 for the three months ended September 30, 2013, compared to a net loss of $372,000 for the three months ended June 30, 2013.  The higher loss in the quarter ended September 30, 2013, was primarily the result of a $171,000 increase in losses on the sale of REO, an increase in professional fees of $142,000, a reduction in mortgage banking income of $42,000, an increase in other real estate owned expenses of $52,000 and an increase in provision for loan losses of $25,000.

The Bank’s equity level at September 30, 2013, was $8,088,000, after the $1,650,000 adjustment for the cost to withdraw the defined benefit plan, down from $8,865,000 at June 30, 2013.  The decrease in equity of $777,000 was due to the Bank’s higher losses in the quarter ended September 30, 2013, of $672,000 combined with an increase in its unrealized losses on securities of $105,000.  The Bank’s tangible equity level decreased a similar $742,000 during the same time period due to the same two factors.

Edgewater does anticipate continuing to incur higher expenses due to the Bank’s relatively high level of nonperforming assets of 3.84 percent of assets at September 30, 2013, with such expenses consisting of further losses on real estate owned, higher professional fees related to problem assets, higher provision for loan losses and other expenses related to the liquidation of real estate owned, with real estate owned totaling $1,216,000 at September 30, 2013, compared to a lesser $1,114,000 at June 30, 2013.

Edgewater did announce the planned sale of its branch office in Decatur, Michigan, in early October 2013, subsequent to the Original Valuation as of August 15, 2013.  The branch will be acquired by Honor Credit Union of St. Joseph, Michigan, who will acquire the office and assume the $14.9 million in total deposits with no premium on deposits to be paid and no loans sold related to the Decatur office.  The primary impact of the Decatur branch sale, which is expected to close in the first quarter of 2014, is a reduction in overhead expenses of approximately $260,000 a year.  In addition, the Bank may incur additional compensation costs related to the Bank’s new stock benefit plan, which does require shareholder approval after six months, along with the increase in expenses associated with operating as a public company.

This Update did recognize the earnings benefit related to the elimination of the defined benefit plan of $100,000 in cost reductions a year as was also recognized in the Original Valuation and shown in the original Exhibit 7.

As part of this Update, in light of the estimated cost reductions of $260,000 related to the Decatur branch sale, we have determined a new core earnings level for the twelve months ended September 30, 2013, relative to our original core earnings level for the twelve months ended June 30, 2013.  The insert below shows the core earnings calculation for these two periods and the resulting core earnings level.

Core Earnings

(In thousands)

	Twelve Months Ended	Twelve Months Ended
Item	June 30, 2013 (1)	September 30, 2013

Net income before taxes	$(1,369)	$(1,677)

Adjustments:
Mortgage banking income	(250)	(95)
Losses on sale of REO	219	379
Provision for loan losses	463	153
REO expenses	142	148
Elimination of defined benefit plan	100	100

Decatur branch expense	—	260

Total Adjustments (Benefits)	674	949

Tax @ 0.00%	0	0

Core Earnings	$(695)	$(732)

(1) Shown in Exhibit 7 in the Original Valuation

Exhibit 6 provides the assets, equity, tangible equity, net earnings and core earnings of Edgewater at or for the twelve months ended September 30, 2013, after an adjustment to assets and equity of $1,650,000 for the cost to withdraw from the defined benefit plan.  Such assets, equity and tangible equity were $117,857,000, $8,088,000 and $7,562,000, respectively, at September 30, 2013; and the net loss was $(1,677,000).  Those assets, equity and tangible equity were $118,622,000, $8,865,000 and $8,304,000, respectively, at June 30, 2013; and net losses after taxes were a lesser $(1,369,000) for the twelve months ended June 30, 2013, as indicated in the Original Appraisal.  Net losses experienced an increase of $308,000 from June 30, 2013, to September 30, 2013, representing a 22.5 percent increase in the Bank’s annual losses.  The Bank’s equity level decreased $777,000 or 8.8 percent from June 30, 2013, to September 30, 2013, while the Bank’s tangible equity level decreased a similar $742,000 or 8.9 percent during the same time period.

In light of the Bank’s decrease in equity of $777,000 in the quarter ended September 30, 2013, and the decrease in the Bank’s tangible equity of $742,000, combined with the recognition of the Bank’s reduction in operating expenses of $260,000 related to the sale of its Decatur branch, partially decreased by new compensation costs related to the Bank’s new benefit plans as a stock institution, and the minimal change in the Bank’s core earnings position from June 30, 2013, to September 30, 2013, we have taken a $600,000 decrease in the Bank’s valuation level from $8,400,000 in the original valuation to $7,800,000 in this Update.

This Update incorporates the Bank’s current September 30, 2013, financial statements along with recent developments and indicates a valuation adjustment of a negative $600,000, as previously discussed, and results in an increase in the price to book ratio.

The following insert provides the updated valuation ratios based on the updated valuation level of $7,800,000.

Price to earnings multiple:
Midpoint	NM
Maximum, as adjusted	NM

Price to core earnings multiple:
Midpoint	NM
Maximum, as adjusted	NM

Price to book value ratio:
Midpoint	57.13%
Maximum, as adjusted	65.02%

NM - Not Meaningful

Price to tangible book value ratio:
Midpoint	59.42%
Maximum, as adjusted	67.25%

Price to assets ratio:
Midpoint	6.32%
Maximum, as adjusted	8.21%

The Bank’s similar core loss, impacted by the positive impact of the reduction in overhead expenses due to the closing of the Decatur office, and lower equity at September 30, 2013, compared to June 30, 2013, caused a decrease in the valuation to $7,800,000 at the midpoint from $8,400,000 in the Original Valuation, while resulting in a modest rise in the price to book ratio.  Due to Edgewater’s negative core earnings and negative total earnings, the price to core earnings and price to earnings multiples were not meaningful for this Update or the Original Appraisal.  At the midpoint of the valuation range, the price to book value ratio increased modestly from 56.16 percent to 57.13 percent, from the Original Appraisal to the Update, and the price to assets ratio decreased from 6.74 percent to 6.32 percent.  The price to tangible book value ratios increased from 58.35 percent to 59.42 percent in this Update.

Exhibits 7 through 10 present the projected effect of offering proceeds.  Exhibit 11 details the pricing ratio premium or discount applied to the comparable group to determine the value of the Bank.  The midpoint discount from the comparable group’s average price to book value ratio was 30.03 percent, while the price to tangible book value ratio indicated a discount of 30.04 percent, both slightly lower than in the Original Valuation.  The price to assets ratio discount was 48.45 percent.

The valuation range in the Original Appraisal indicated a midpoint value of $8,400,000, with a minimum of $7,140,000, a maximum of $9,660,000, and a maximum, as adjusted, of $11,109,000.

After consideration of the factors previously discussed, with a focus on current financial condition and operating performance of Edgewater at or for the twelve months ended September 30, 2013, and recent developments for Edgewater, it is our opinion that as of November 6, 2013, the fully converted pro forma market valuation range of the Bank is a midpoint of $7,800,000 or 780,000 shares with a range from a minimum of $6,630,000 or 663,000 shares at $10.00 per share to a maximum of $8,970,000 or 897,000 shares at $10.00 per share, with a maximum, as adjusted, of $10,315,500 or 1,031,550 shares at $10.00 per share.

It is our opinion that, as of November 6, 2013,  the pro forma market value of Edgewater Bancorp, Inc., is $7,800,000 at the midpoint, representing 780,000 shares at $10.00 per share.

Sincerely,

/s/ Keller & Company, Inc.
KELLER & COMPANY, INC.